Exhibit 4.10
Credit Facility Agreement
Regarding a Revolving Credit Facility in the amount of
EUR 10.000.000,--
dated 27.04.2012

Modine Holding GmbH
Arthur-B.-Modine-Str.1
70794 Filderstadt

and

Modine Europe GmbH
Arthur-B.-Modine-Str.1
70794 Filderstadt

(each a “Borrower” and together the “Borrower”)

and

Deutsche Bank AG

Filiale Deutschlandgeschäft
Marktgebiet Stuttgart 2

Theodor-Heuss-Straße 3
70174 Stuttgart

(the „Bank“)

enter into the following agreement (the „Credit Facility Agreement“) pursuant to which the Bank makes available a revolving credit facility to the Borrower (the “Credit Facility”) on the basis of the Bank’s General Business Conditions (Allgemeine Geschäftsbedingungen); whe- reas this Credit Facility Agreement supersedes conflicting rules of the Allgemeine Geschäftsbedingungen:

Credit Facility Agreement	Ausfertigung für den Kunden
01.03.2012

§ 1 - PARTIES

Borrower:	Modine Holding GmbH, Arthur-B.-Modine-Str. 1, 70794 Filderstadt

Modine Europe GmbH, Arthur-B.-Modine-Str. 1, 70794 Filderstadt

Bank:	Deutsche Bank AG Filiale Deutschlandgeschäft, Markgebiet Stuttgart 2, Theodor-Heuss-Straße 3, 70174 Stuttgart

§ 2 - CREDIT FACILITY:

(1)	Aggregate Facility Amount

The Bank makes available to the Borrower a Credit Facility in the amount ofEUR 10.000.000,- (in words: Euro ten million)(„Aggregate Facility Amount“).

The Aggregate Facility Amount is divided in the following facilities:

(a)	Facility 1: revolving cash credit facility in the amount of up to EUR 9.900.000,-- (in words: Euro nine million ninehundred thousand) (“Facility 1”).

(b)	Facility 2: revolving guarantee facility in the amount of up to EUR 100.000,-- (in words: Eu- ro onehundred thousand) (“Facility 2”).

(2)	Term of the Facilities

The Credit Facility is available until26th April 2015. (“Term of the Facility”). (3)

Purpose

The proceeds of the Facility shall be applied towards general corporate purposes including working capital requirements of the Modine Holding GmbH- Group only. The use of the Facili- ty for acquisitions (Unternehmenskäufe, ganz oder in Teilen) irrespective of form, duration and amount will require the prior consent of the Bank.

(4)	Joint and Several Liability

The Credit Facility may be used by each Borrower independently, provided that the aggregate principal amount outstanding may not exceed the Aggregate Facility Amount and the amount of the respective Facility. The obligations of each Borrower under the Credit Facility Agree- ment are joint and several (gesamtschuldnerische Haftung). Such joint and several liability will not end upon termination of this Credit Facility Agreement (e.g. upon the expiration or cancel- lation) but only upon final settlement of all claims of the Bank including interest, fees and costs.

5)	Definitions and Interpretation

In this Credit Facility Agreement the following words and terms are defined as specified below:

„Banking Day“ means a day (other than a Saturday or Sunday) on which banks are open for general business in Stuttgart.

„EONIA“ means the Euro OverNight Index Average as determined by the European Central Bank for each TARGET-day. On days which are not a TARGET-day the EONIA as determined on the immediately preceding TARGET-day shall apply. If no EONIA is available on a TAR- GET-day the Bank will determine the applicable reference interest rate in accordance with section 315 German Civil Code (BGB) on the basis of the quotations for overnight funds in the European interbank market.

„EURIBOR“ means the interest rate per annum for deposits in Euro for the relevant interest period displayed on page EURIBOR01 (or a respective succeeding screen replacing EURI- BOR01) for 11.00 a.m. Brussels time two TARGET-days prior to the disbursement/the com- mencement of the respective interest period. If the EURIBOR cannot be determined two TARGET-days prior to the first interest period, the Bank and the Borrower will negotiate the in- terest rate for the relevant interest period. The Bank is not obligated to disburse the loan unless an agreement about the applicable interest rate has been reached. The Bank is re- leased from its obligation to disburse the loan if an agreement about the applicable interest rate is not reached within 15 days. If the EURIBOR for an interest period following the first i n- terest period cannot be determined two TARGET-days prior to the commencement of the relevant interest period the Bank will determine interest for the relevant interest period based on interest rates customary in the European interbank market for the particular interest period plus the agreed margin.

„Event of Default“ means any circumstance specified in no. 19 section 3 of the General Business Conditions or § 9 of this contract, which entitles the Bank to terminate this agree- ment for reasonable cause.

"Financial Indebtedness" means any indebtedness for or in respect of (i) moneys borrowed, (ii) any letters of credit issued and acceptances accepted or issued, (iii) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument, (iv) lease contracts which would, in accordance with orders or state- ments of practice of the Federal Ministry of Finance or GAAP under the applicable law as the case may be, be treated as a finance lease, (v) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis), (vi) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commer- cial effect of a borrowing, (vii) any derivative transaction entered into in connection with protec- tion against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account), (viii) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or docu- mentary letter of credit or any other instrument issued by third parties unless both obligations are reported, the primary obligation on and the obligation of the counter-indemnity on or below, the same balance sheet; and (ix) the amount of any liability in respect of any guarantee or in- demnity for any of the items referred to in paragraphs (i) through (viii) above, (x) a guarantee, surety or other obligation for any of the obligations listed in paragraphs (i) through (ix), and (xi) provisions for pension obligations.

„Group / Modine Holding GmbH - Group“ means all companies which are included in the annual consolidated financial statement of Modine Holding GmbH  (Companies included as per 31.03.2011: Modine Holding GmbH, Filderstadt; Modine Europe GmbH, Filderstadt; Modine Pliezhausen GmbH, Pliezhausen, Modine Wackersdorf GmbH, Wackersdorf; Modine Grundstücksverwaltungs GmbH, Filderstadt; Modine Kirchentellinsfurt GmbH, Kirchentellins- furt; Modine Neuenkirchen GmbH, Neuenkirchen; Modine Uden B.V., Uden, Niederlande; Modine Pontevico s.r.l., Pontevico, Italien; Modine Hungaria Gép, Kft., Meszökövesd, Ungarn; Modine Austria Holding GmbH, Kottingbrunn , Österreich; Modine Austria GmbH, Kotting- brunn , Österreich; Modine Austria Immobilien GmbH, Kottingbrunn , Österreich; Modine RUS LLP, Togliatti, Russland..

„TARGET-day“ is any day on which the Trans-European Automated Real Time Gross Settle- ment Express Transfer System is open for the settlement of payments in Euro.

In the event of any conflict between the English text and the text in any other language, the English text shall prevail, except that where a German translation of a legal term appears in such text, the German translation shall prevail.

§ 3 –  UTILIZATION

(1)	Cash Credit Facility

The Facility 1 may be utilized by way of:

(a)	Cash Credit

Current account cash advances(“Cash Credit”) in Euro.

(b)	EURIBOR-Fixed Interest Loan

Loans with fixed interest rates on the basis of EURIBOR with interest periods of 1, 2, 3 or 6 months, which may, however, not extend beyond the Term of Facility 1 (“Interest Pe- riod”) (“EURIBOR-Fixed Interest Loan”) in Euro after a utilization request by the Bor- rower.

Each utilization request must be delivered to the Bank by 10:00 a.m. Frankfurt am Main local time two Banking Days before the day on which disbursement is to be made or on which, a new Interest Period would begin, respectively. The utilization request must speci- fy the designated amount of the utilization and the duration of the Interest Period and shall be irrevocable.

If an Interest Period would otherwise end on a day which is not a Banking Day, that Inter- est Period will instead end on the next Banking Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

(c)	Utilization in foreign currency

Cash Credit in foreign currency, namely in US Dollar or with prior consent of the Bank in every other currency which is freely available, convertible and transferable in the Euro- pean interbank market.

(2)	Guarantee Facility

The Facility 2 may be utilized as follows:

(a)	Guarantees

Facility 2 may be utilized as agreed upon a case by case basis through sureties (Bürg- schaften), sureties upon first demand or guarantees (including bonds and standby letters of credit) issued upon instruction of the Borrower (“Guarantees”) in EUR and if individual- ly agreed upon also in foreign currency. Unless otherwise agreed on a case by case ba- sis, the instructions to issue the Guarantees shall be given using the wording in each case prepared by the Bank.

(b)	Special Conditions for Guarantee Business

In addition, the Special Conditions for Guarantee Business of the Bank shall apply, which take priority over the Bank’s General Business Conditions.

(c)	Conditional Acceptance

Before accepting an instruction to issue a Guarantee, the Bank is entitled to consider such instruction with respect to its feasibility under legal, economical and policy aspects and to refuse acceptance, as the case may be.

§ 4 –  REPAYMENT

(1)	The Borrower will repay all amounts outstanding in full at the latest at the expiration of the Credit Facility Agreement unless otherwise agreed.

(2)
If after the termination of the Facility 2 Guarantees are outstanding and the collateral provided to the Bank does not cover the full amount of any risk resulting from such Guarantees, the Borrower will procure that the Bank be released within a reasonable period of time from its ob- ligations under such Guarantees. The Borrower is entitled to provide the Bank instead with security by pledge of an amount in cash in the relevant currency of the Guarantee. Section 10 of the Conditions for Guarantee Business remains unaffected.

§ 5 –  INTEREST / FEES

(1)	General

(a)	Authorization for debiting

The Bank is entitled to debit due interest, commissions, expenses, charges and fees to the account no. 240/1180108 00 of Borrower Modine Holding GmbH or the account no. 240/1180926 00 of Borrower Modine Europe GmbH unless otherwise agreed.

(2)	(a)	Interest rate for current account cash advances

The rate of interest for cash advances will be calculated as follows:

The rate of interest per annum for current account cash advances in Euro for each day is the sum of the EONIA applicable for such day and the margin.

The margin is2,5 % p.a. until further notice.

Interest will be calculated on the basis actual/360. Amounts will be debited monthly in arrears and upon expiration of the Credit Facility Agreement.

(b)	Interest for EURIBOR-Fixed Interest Loans

The rate of interest for Fixed Interest Loans in Euro is the percentage rate per annum which is the sum of the applicable EURIBOR for the agreed interest period and the margin.

The margin is2,5 % p.a. until further notice

Interest will be calculated by calendar days on the basis actual / 360. Interest is due at the end of the respective interest period.

For Fixed Loans the agreed margin upon conclusion of such a transaction shall not be affected by any later change of the margin.

(c)	Utilization in foreign currency

The interest rate for utilizations in foreign currency and its payment will be agreed upon in advance on a case by case basis.

(d)	Commission on Guarantees

The commissions and fees on each Guarantee will be determined between the partiesin separate agreements. The commission on Guarantees will be calculated for each quarter and is due in advance.

(e)	Issuance Fee

The commissions and fees on each issuance of a Guarantee will be determined be- tween the parties in separate agreements.

(f)	Remuneration for special services in connection with Guarantees

The Bank is entitled to further remuneration for services rendered which exceed the standard handling of a Guarantee (from the instruction to issue the Guarantee until its discharge) (e.g. wordings which require special scrutiny or in case of contentious pro- cedures). The remuneration will be calculated by the Bank based on the actual ex- penditure of time and manpower.

(3)	Additional Fees

Additional fees will be regulated in a separate fee-letter.

§ 6 –  COLLATERAL

The already existing security will serve as security for claims under this Credit Facility Agree- ment. Details, especially regarding the purpose of the collateral, are subject to the existing s e- curity agreements.

§ 7 –  CONDITIONS OF UTILIZATION

The Borrower may utilize this Credit Facility once the following Conditions Precedent are fulfilled and as long as no Event of Default is outstanding which constitutes or, with the expiry of a grace period and/or the giving of a notice may constitute – e.g. as the case may be with the expiry of a grace period and/ or the giving of a notice - the right to terminate the Credit Facility Agreement for reasonable cause.:

The Conditions Precedent are fulfilled, as soon as the Bank has received all documents and evidence of the Conditions Precedent listed below in form and content satisfactory to the Bank and as long as none of the Conditions Precedent has been revoked or cancelled or any evidence of the Conditions Precedent turned out to be wrong:

(1)
In  accordance  with  German-  Money-Laundering  Act  (“Geldwäschegesetz”, hereafter  the “GwG”) all information required by law (§ 1 subpara. 6 GwG) regarding the beneficial owner/s and the Declaration of the Borrower according to the GWG with regard to this Credit Facility Agreement have been submitted to the Bank.

(2)
Up-to-date  certified  (beglaubigt)  extract  from  the  Commercial  Register  (Handelsregiste- rauszug), its articles of association (Satzung), certified by the commercial register as of a re- cent date, or partnership agreement (Gesellschaftsvertrag), copies of any by-laws as well as a list of shareholders (Gesellschafterliste) (if applicable), and

(3)	The agreed collateral is in full force and effect, and

(4)
No Event of Default is outstanding which constitutes or, with the expiry of a grace period and/or the giving of a notice would constitute the right to terminate the Credit Facility Agree- ment for reasonable cause, and

(5)	The Borrower is not in default with any obligation vis-à-vis the Bank, and

(6)
Legal opinion covering the legal validity and enforceability of the “Commitment to limit inter- company claims and obligations („Abschottungserklärung“) and to suspend dividend payments in the event of an equity deterioration („Ausschüttungsregelung“) which constitutes Attachment 1 to this Credit Facility Agreement.

The Bank may allow utilization without the above conditions being satisfied. The obligation of the Bor- rower to comply with the conditions of utilization remains unaffected hereby unless the Bank has defi- nitely and expressly waived compliance with certain conditions in writing.

§ 8 –  General Undertakings

According to the GwG the Borrower undertakes to present the Bank any information required by law (§ 1 subpara. 6 GwG) regarding the beneficial owner/s and to inform the Bank voluntarily and immediate- ly about any change during the Term of the Facility (§ 4 subpara. 6 and § 6 subpara. 2 no. 1 GwG).

The Borrower will supply the Bank upon demand with any documentation and information in order to establish and verify submitted details:

(1)	Information

The Borrower undertakes to keep the Bank always informed of its current economic condition and, as the case may be, the current economic condition of the Modine Holding GmbH - Group.

For this purpose the Borrower will, in particular, immediately upon completion and in any event within 6 months after the end of each of its financial years provide the Bank with

-	an original of its audited financial statement, at least with the content required by law and including appendix and management report (local GAAP);

-	the audited consolidated financial statement together with the group management re- port of the Borrower’s group of companies including the respective auditor’s reports (local GAAP);

-	an annual budget-plan (US GAAP) for the Modine Holding GmbH – Group (plus other entities under the operational control of the Borrower) at latest with the beginning of each fiscal year

Should the financial statement not need to be audited, the executed copy to be submitted to the Bank has to be duly signed by the duly authorized managing directors.

Furthermore, the Borrower will provide the Bank with quarterly business assessments includ- ing a forecast until year-end; all such reporting shall be based on US-GAAP accounting me- thods and Borrower`s usual reporting practices.

The Borrower will provide upon the Bank’s demand further information and documents which give insight into its economic condition.

The Borrower will inform the Bank immediately in case material adverse changes or diver- gences in regard to the information given or documents handed over (including plan figures and projections) occur or in case it becomes apparent or there is evidence indicating that in- formation given or documents handed over are incomplete or incorrect.

(2)	Purpose

As far as the Facility has been assigned to a specified purpose, the Borrower undertakes to provide the Bank upon its demand with proof that the Facility has been used for the agreed purpose by furnishing appropriate documents.

The Bank is not obligated to the Borrower to verify that the Credit Facility has been used for the agreed purpose.

(3)	Ownership

The parties to this agreement agree that the current ownership in the Borrower represents an essential basis for the Bank’s preparedness to grant the Facility and any utilization thereund- er.

If a change in the current ownership occurs, the parties will negotiate, prior to the occurrence of such a change, an agreement satisfactory to both sides on the continuation of this Credit Facility Agreement on changed terms and conditions, e.g. in respect of interest rates, colla- teral, or other agreements.

(4)	Other Undertakings

During the term of the Credit Facility Agreement Modine Holding GmbH will inform the Bank immediately if it is imminent that the Borrower`s equity (on Group level) declines below an amount of EUR 130.000.000,--. According to a separate Commitment – “Abschottungserklärung” and “Ausschüttungsregelung” (signed by Modine Manufacturing Company Racine, USA), in such an event any direct or indirect distribution of retained earn- ings or profits to the parent company shall be suspended until the equity has achieved again an amount of EUR 130.000.000,--.

All parties agree that an equity amount of EUR 100.000.000,-- of the Borrower is essential for the granting and drawing of the Credit Facility. If it is imminent that the equity will decline be- low this amount all parties together will find a suitable solution regarding the continuation of the Credit Facility Agreement.

(5)	Intercompany Business

The Borrower will only enter into agreements with Modine Companies outside of the Modine Holding GmbH – Group under terms and conditions customary in the market and on arms- lengths basis. They will only act on the basis of and in accordance with such agreements. They will document and file all documents concerning agreements, deliveries, claims, and set- tlements / set offs as usual in an accurate ordinary business.

(6)	Credit agreements with other financial institutions

The Borrower will inform the Bank about future credit agreements or about material changes in existing credit agreements between the Borrower and other financial institutions (e.g. in- creases, terminations or demands for additional collateral) in advance if they are under nego- tiation and otherwise immediately upon their effectiveness. This shall not apply to any negotia- tions regarding a substitution of this Facility.

(7)	Information and cooperation regarding credit by way of guarantee

The Borrower will, upon request, provide the Bank for each Guarantee issued with all inform a- tion and appropriate documentation on the claim secured by the Guarantee, and will, in case a demand under the Guarantee is imminent, furnish the Bank with all information and documen- tation the Bank deems necessary in order to verify the validity of such demand, give the Bank all reasonable support in this respect and, for this purpose, nominate and place at the Bank’s disposal qualified and competent employees.

§ 9 –  TERMINATION FOR REASONABLE CAUSE WITHOUT NOTICE

A reasonable cause which entitles the Bank to terminate this Credit Facility Agreement without notice according to no. 19 section 3 of the General Business Conditions is also and especially given if:

(1)
the Borrower does not comply with the General Undertakings or other material obligations under this Credit Facility Agreement or under any collateral agreement entered into in connec- tion with this Credit Facility Agreement, or

(2)
a change of ownership occurs and the parties do not reach an agreement on the continuation of the Credit Facility Agreement on changed terms and conditions, e.g. in respect of interest rate, collateral, or other agreements, in due time, or

(3)
any other Financial Indebtedness of the Borrower is not paid when due or is declared, or ca- pable of being declared, due and payable by any creditor(s) thereof prior to its agreed maturity by reasons of the occurrence of an Event of Default (howsoever described) and the aggregate of all such Financial Indebtedness exceeds an amount of EURO 1.000.000,-- or the equivalent thereof in any other currency or currencies (“Cross Default”).

§ 10 – MISCELANEOUS

(1)	Hedges

If the Bank and the Borrower have entered or will enter into hedging transactions covering interest or currency risk which may also arise from this Credit Facility Agreement, a termina- tion of this Credit Facility Agreement will have no effect on the validity and continuation of such hedging transactions. Nothing in this clause shall oblige the Bank to enter into hedging transactions with the Borrower.

(2)	Foreign exchange risk

Any utilization in  foreign  currency must be  repaid  in  the  same currency, irrespective of changes in the exchange rate which may have taken place in the meantime. Amounts out- standing in foreign currency will be counted against the Aggregate Facility Amount at any time on the basis of the respective current exchange rate to the Euro, as determined and published by the Bank on the Internet around 13:00 Frankfurt time of every trading day.

If fluctuations in the exchange rate result in the total amounts outstanding exceeding the Ag- gregate Facility Amount the Borrower will reduce this overdraft immediately – by the expiry date of the agreed interest period at the latest or procure that the Bank be released without delay from its obligations under the relevant Guarantees. In the meantime, the Bank may de- mand security by pledge of an amount in cash and in Euro, namely in the amount the amounts outstanding exceed the Aggregate Facility Amount.

(3)	Transfer of the Credit Risk to third parties with disclosure of information

The Bank is entitled to transfer the economic risk of this credit facility, in whole or in part, to third parties or to use its claims resulting from this credit facility for refinancing purposes (inter alia by sub-participation, transfer or pledge of the claims including the respective collateral) and to provide the relevant information to the respective third parties. Albeit, the Bank will re- main the Borrower´s contractual counterparty in accordance with the terms and provisions of this Credit Facility Agreement.

The Bank is also entitled to provide the relevant information to persons who have to be in- volved in the execution of the transfer due to technical or legal reasons and who are obli- gated, contractually or by law or by professional obligation to confidentiality, to keep all infor- mation received confidential, e.g. auditors, and to credit rating agencies.

Third party within the above meaning can be any member of the European system of central banks, any financial institution, any finance company, any insurance company, any pension fund, any investment company or any special purpose vehicle for securitization purposes.

(4)	Choice of Law and Jurisdiction

This agreement and all rights or obligations arising hereunder shall in all respects be governed by, and construed in accordance with, the laws of the Federal Republic of Germany.

The Borrower hereby submits to the jurisdiction of the competent courts of Stuttgart, Germany, and, at the option of the Bank, of the competent courts of its domicile.

(5)	Amendments

Any amendment to this Credit Facility Agreement is required to be made in writing.

(6)	Expiration Date/ Effectiveness

(a)	The offer of the Bank to enter into this Credit Facility Agreement expires on 08.05.2012 (“Expiration Date”).

(b)	This Credit Facility Agreement becomes effective upon receipt by the Bank of this Credit Facility Agreement on or prior to the Expiration Date duly signed by all parties.

(c)
Upon its effectiveness this Credit Facility Agreement amends the credit agreement of 10.05.2010 including all amendments regarding EUR 15.000.000,- Utilizations under such credit agreement will be accounted as utilization of the Facility.

(7)	Non-conflict with other obligations

The borrower confirms, that the entry into this Credit Facility Agreement and performance by it, and the transactions contemplated by it, do not and will not conflict with (i) any law or regu- lation applicable to it, (ii) its or any of its subsidiaries´constitutional documents or (iii) any agreement or instrument binding upon it or any of its subsidiaries or any of its subsidiaries´ assets.

(8)	Severability Clause

Should any provision of this Agreement be unenforceable or invalid, the other provisions he- reof shall remain in full force and effect.

Declaration according to the GwG

The Borrower hereby confirms the Bank by ticking the box or initial that with regard to the Credit Facili- ty Agreement he is acting for his own account.

☒ Modine Holding GmbH

☒ Modine Europe GmbH

This Credit Facility Agreement will be cited under the date first above written.

Deutsche Bank AG
Filiale Deutschlandgeschäft

Stuttgart, 27 April 2012	/s/ Martin Förster and /s/ Hans Ulrich-Gross
Place, Date

Modine Holding GmbH

Filderstadt, 05 May 2012	/s/ Frank Michel and /s/ Torsten Jagdt
Place, Date

Modine Europe GmbH

Filderstadt, 05 May 2012	/s/ Frank Michel and /s/ Torsten Jagdt
Place, Date

Attachment 1

Commitment to limit intercompany claims and obligations („Abschottungserklärung“) and to suspend dividend payments in the event of an equity deterioration („Ausschüttungsregelung“)

Modine Manufacturing Company (Racine, USA) is sole shareholder with:

☐	100% of shares by Modine Holding GmbH.

I.
We will only enter into agreements with the Borrower or other companies of the Modine Holding GmbH – Group under terms and conditions customary in the market and on arms- lengths basis. We will only act on the basis of and in accordance with such agreements. We will prepare and maintain all documents concerning agreements, deliveries, claims, and settlements / set offs as usual in an accurate ordinary business.

II.
In the name of Modine Manufacturing Company and all Associated Companies we will ensure that Modine Holding GmbH will not assume liabilities, surrender securities or war- rant funds or medium- or long term loans to a direct or indirect parent company or any As- sociated company with the exception of the following transactions: (1) current loan of € 9.500.000,-- to Modine UK Dollar Limited, Great Britain; (2) payments regarding royalties up to 2 % p.a. based on the group turnover by Modine Holding GmbH; (3) or any other ful- filment of an agreement or arrangement which was concluded in line with number I.

III.
According to the balance sheet report (local GAAP) Modine Holding GmbH as of 31st March 2011 (Konzernabschluss zum 31. März 2011) the equity amounts to T€ 160.354 [thereof capital stock (gezeichnetes Kapital): T€ 2.045; capital surplus (Kapitalrücklage): T€ 16.834; retained earnings (Gewinnvortrag; Jahresüberschuss): T€  145.160; currency value  adjustments  (Ausgleichsposten aus  Währungsumrechnung): T€  -3.685].  In  the event and for the time the equity of Borrower (on Modine Holding GmbH – Group level) falls below € 130.000.000,-- any direct or indirect distribution of retained earnings or prof- its to the parent company shall be suspended.

IV.
We have taken notice of and approved the Credit Facility Agreement of Modine Holding GmbH and Modine Europe GmbH dated27.04.2012 and commit ourselves, not to make resolutions and not to give any instructions to the borrower, which might cause a breach of this agreement.

V.
We confirm, that the entry into this Commitment and performance by it, and the transac- tions contemplated by it, do not and will not conflict with (i) any law or regulation applica- ble to it, (ii) our or any of our subsidiaries´constitutional documents or (iii) any of our agreements or instruments binding upon it or any Modine company of the Modine Holding GmbH – Group or any of the Modine Holding GmbH – Group`s assets.

In the event of any conflict between the English text and the text in any other language, the Eng- lish text shall prevail, except that where a German translation of a legal term appears in such text, the German translation shall prevail.

This Agreement shall be governed by and construed in accordance with the laws of the FederalRepublic of Germany.

Modine Manufacturing Company hereby irrevocably appoints Modine Holding GmbH, Filderstadt, Germany,as its agent for service of process or other legal summons in connection with any action or proceedings in Germany arising under this Commitment. Modine Manufacturing Company irre- vocably waives any objection which it may now or hereafter have that such proceedings have been brought in an inconvenient forum. The place of jurisdiction for all Parties shall be Stuttgart.

Modine Manufacturing Company

25 April 2012	/s/ Michael B. Lucareli